September 12, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ada D. Sarmento

Re:	Ginkgo Bioworks Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed September 12, 2022

Registration No. 333-267241

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ginkgo Bioworks Holdings, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and the Registration Statement become effective on, September 14, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please contact Marko Zatylny of Ropes & Gray LLP at marko.zatylny@ropesgray.com or (617) 951-7980, or Suni Sreepada of Ropes & Gray LLP at suni.sreepada@ropesgray.com or (212) 596-9960, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

Sincerely yours,

Ginkgo Bioworks Holdings, Inc.

By:	/s/ Jason Kelly
Jason Kelly
Chief Executive Officer

cc:	Karen Tepichin, Ginkgo Bioworks Holdings, Inc.

Marko Zatylny, Ropes & Gray LLP

Suni Sreepada, Ropes & Gray LLP